
Mail Stop 7010

October 16, 2008

Mr. Nicholas Meadmore
Chief Financial Officer
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva, Switzerland

> **RE: Form 20-F for the fiscal year ended December 31, 2007
> File No. 0-20420**

Dear Mr. Meadmore:

We have reviewed your response to our comment letter dated July 21, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F/A FOR THE YEAR ENDED DECEMBER 31, 2007

Note 5 – Intangible Assets, page 60

1. Please tell us in detail how you determined that both the project development costs and commercial plant pre-financing costs met the definition of intangible assets (as defined in paragraphs 8-17 of IAS 38) and the intangible asset

recognition criteria described in paragraphs 21-23 of IAS 38. It appears that the project development costs and commercial plant pre-financing costs are more directly related to the construction of physical manufacturing facilities than to assets without physical substance (such as scientific knowledge, new processes, etc.). In responding to our comment, please also address how you considered IAS 16 and IAS 23 in determining the current classification of these costs as intangible assets.

2. As a related matter, please tell us how you differentiate between the commercial plant pre-financing costs capitalized to property, plant and equipment ($562,000 as of December 31, 2007) and the commercial plant pre-financing costs capitalized to intangible assets ($1.3 million as of December 31, 2007). Please also tell us the accounting literature you used to support classifying some of the commercial plant pre-financing costs to property, plant and equipment while others were capitalized to intangible assets.

Exhibits 12.1 and 12.2

3. We have reviewed your response to prior comment 4. We note that your certifications still include certain modifications from the template under Instruction 12 to Item 19 of Form 20-F. Specifically, paragraph 5 of both certifications and paragraph 4 of the certification included within Exhibit 12.2 differ from the template. Please show us how you will revise your future filings to include certifications that conform to the format provided in Instruction 12 to Item 19 of Form 20-F.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief